MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 14, 2016 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three and six months ended September 30, 2016. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended September 30, 2016 and 2015, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2016. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

•	continued development of the Company's products and business;

•	the Company's growth strategy;

•	production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein® and Nutratein® canola protein isolates;

•	marketing strategies for the Company's soy, pea and canola proteins;

•	development of commercial applications for soy, pea and canola protein proteins;

•	ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

•	construction of production facilities;

•	future protection of intellectual property and improvements to existing processes and products;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

•	regulatory approvals;

•	input and other costs; and

•	liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

•	the Company's ability to obtain required regulatory approvals;

•	the Company's or its licensing partner's ability to generate new sales;

•	the Company's or its licensing partner's ability to produce, deliver and sell the expected product volumes at the expected prices;

•	the Company's ability to control costs;

•	the Company's ability to obtain and maintain intellectual property rights and trade secret protection;

•	market acceptance and demand for the Company's products;

•	the successful execution of the Company's business plan;

•	achievement of current timetables for product development programs and sales;

•	the availability and cost of labour and supplies;

•	the availability of additional capital; and

•	general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

•	the condition of the global economy;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

•	market acceptance of the Company's products;

•	changes in product pricing;

•	changes in the Company's customers' requirements, the competitive environment and related market conditions;

•	product development delays;

•	changes in the availability or price of labour and supplies;

•	the Company's ability to attract and retain business partners, suppliers, employees and customers;

•	changing food or feed ingredient industry regulations;

•	the regulatory regime;

•	the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and

•	the Company's ability to protect its intellectual property.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein that offers clarity and complete nutrition for low pH systems; Peazazz® pea protein that is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein® and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 201 issued patents worldwide, including 62 issued U.S. patents, and in excess of 345 additional patent applications, 49 of which are U.S. patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

CONVERTIBLE NOTE

On May 12, 2016, the Company issued a convertible note (the “Note”) to a wholly-owned subsidiary of ITC Corporation Limited (“ITC Corp.” or the “Lender”), a company that has significant influence over Burcon, for the principal amount of $2.0 million (the “Principal Amount”) with net proceeds of approximately $1.9 million. The Note has a term of three years (the “Maturity Date”) and bears interest at 8% per annum, compounded monthly. The Principal Amount and the accrued interest will be payable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note, or voluntary prepayment by the Company. The Lender may convert the Principal Amount in whole or in part at $4.01 per common share at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.

Burcon has the right, before the Maturity Date, with notice as set out in the Note, to prepay in cash all or any portion of the Principal Amount by paying to the Lender an amount equal to the Principal Amount to be prepaid multiplied by 110%. Subject to the consent of the Lender, Burcon may pay any interest that is due and payable under the Note through the issuance of the common shares at a conversion price equal to the market price as defined in the Note.

The conversion option was recorded as a derivative liability. Under the terms of the Note, there are certain conditions where the conversion price may be adjusted. Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

Burcon incurred transaction costs of $77,655 related to this Note, including $58,376 incurred up to March 31, 2016 that was recorded as deferred financing costs. Of these costs, $7,366 has been recorded as financing expense for the three months ended June 30, 2016, being the portion related to the derivative liability component of the convertible note.

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in interest and other income in the condensed consolidated interim statement of operations and comprehensive loss. The initial fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions: expected volatility of 63%; expected dividend per share of nil; entity-specific credit spread, and expected life of 3 years. The initial fair value of the net derivative liability was estimated at $189,705 as at the issue date of the Note. Assumptions were reviewed as at September 30, 2016 and have not changed substantially. As at September 30, 2016, the fair value of the net derivative liability was estimated to be $225,970 and a loss on fair value of $64,078 and $36,265 were recorded for the three and six months ended September 30, 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

RIGHTS OFFERINGS

Subsequent to the quarter-end, the Company announced that it would be offering rights (the “2016 Rights Offering”) to holders of its common shares (“Common Shares”) as at the close of business on November 3, 2016. Each holder of Common Shares will receive one transferable right (a “2016 Right”) for each Common Share held. Every eighteen 2016 Rights will entitle a holder to purchase one Common Share at a price of $2.58. A maximum of 1,990,708 Common Shares will be issued pursuant to the 2016 Rights Offering, with gross proceeds of approximately $5.1 million and net proceeds of approximately $5.0 million. The 2016 Rights Offering will be conducted in Canada only and in those jurisdictions where Burcon may lawfully offer the 2016 Rights. The 2016 Rights were listed for trading on the Toronto Stock Exchange (“TSX”) on November 1, 2016. Trading in the 2016 Rights on the TSX will cease at 12:00 p.m. EST on November 30, 2016. In connection with the 2016 Rights Offering, Burcon has entered into a standby commitment agreement (the “2016 Standby Commitment”) with ITC Corp., and Mr. Allan Yap (“Mr. Yap”), the Company’s Chairman and Chief Executive Officer. Pursuant to the 2016 Standby Commitment Agreement, ITC Corp. and Mr. Yap (the “2016 Guarantors”) have agreed, subject to certain conditions, to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for under the 2016 Rights Offering, that will result in 1,990,708 Common Shares being issued under the 2016 Rights Offering. As consideration for the 2016 Standby Commitment entered into by the 2016 Guarantors for the 2016 Rights Offering, the 2016 Guarantors are entitled to receive share purchase warrants (the “2016 Standby Warrants”) to acquire up to 497,677 common shares at an exercise price of $2.58 per common share that are exercisable up to two years from the completion date of the 2016 Rights Offering. In accordance with the policies of the TSX, the issuance of the 2016 Standby Warrants to the 2016 Guarantors is subject to shareholder approval at the Burcon’s annual general meeting, expected to be held in September 2017.

On April 30, 2015, the Company completed a rights offering for 1,552,044 common shares at $2.26 per common share (the “Rights Offering”) for gross proceeds of approximately $3.5 million, with net proceeds of approximately $3.35 million. Burcon issued to each shareholder as of April 2, 2015 in certain provinces in Canada and in the United States, one transferable right (the “Rights”) for each common share held by such shareholder. Every twenty-two Rights entitled the holder thereof to purchase one common share in the Company for $2.26 per common share.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC Corp., each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the Rights Offering. As the Rights Offering was over-subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment. As consideration for the Standby Commitment, the Guarantors received share purchase warrants (the “Standby Warrants”) entitling the Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share that are exercisable up to April 30, 2017. In accordance with the policies of the TSX, the issuance of the Standby Warrants to the Guarantors was subject to shareholder approval, which was approved at the annual general meeting held on September 3, 2015.

Pursuant to the terms of the warrant certificates issued to the guarantors of the rights offering completed in April 2014 (the “2014 Rights Offering), the exercise price and number of shares purchasable was required to be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the Rights Offering, the warrants from the 2014 Rights Offering were adjusted effectively immediately on April 2, 2015. The original number of warrants issued to acquire up to 232,534 common shares was adjusted to 235,880 and the original exercise price of $2.82 per share was adjusted to $2.78 per share. The Company recorded $7,118 during the first quarter of fiscal 2016 for this adjustment. In March 2016, ITC Corp. exercised its warrants to acquire 120,629 common shares and the balance of the warrants to acquire 115,251 common shares expired unexercised on April 2, 2016.

The net proceeds from the rights offerings and the Note have been used and will continue to be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies and pursue new related products; negotiating terms and securing a strategic alliance for the commercialization of Burcon’s pea protein extraction and purification technology; fund activities associated with Burcon’s obligations under the License and Production Agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”), for the commercialization of Burcon’s CLARISOY™ soy protein, filing new patent applications; maintaining, strengthening and expanding Burcon’s intellectual property portfolio; continued research and development of Burcon’s other protein extraction and purification technologies; and general and administrative expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

OPERATIONAL HIGHLIGHTS

Peazazz®

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products, and powdered beverage mixes. Peazazz® can also fortify snacks, cereals, and diet products, as well as gluten-free, vegetarian, and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

During the first and second quarters, the Winnipeg Technical Centre (“WTC”) focused on optimizing the process to improve the protein content and flavour of the Peazazz® pea protein products. Our laboratory conducted testing and sensory evaluation on products produced. Burcon also continued its discussions with a select group of potential partners with respect to commercializing of Peazazz® and provided significant quantities of samples to these partners. Burcon is considering various options, including building full-scale production facilities through a variety of partnership structures. As at the date of this MD&A, discussions are still on-going with these parties.

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with ADM to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein. ADM’s intention to expand commercial production capacity of CLARISOY™ ensures that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license. In November 2016, ADM confirmed that it has fully commissioned the first large-scale CLARISOY™ production facility at its North American headquarters in Decatur, Illinois.

CLARISOY™ 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY™ 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

After ADM’s acquisition of WILD Flavors GmbH in 2014, it formed a new business unit, WILD Flavors and Specialty Ingredients, which includes ADM’s own specialty ingredients food and wellness division. The CLARISOY™ portfolio is being produced, marketed and sold by this new business unit. Their marketing activities are supported by CLARISOY™ samples produced at ADM’s semi-works plant for market-building activities, and for product development by ADM’s global customer base.

At the SIAL (Salon International de L’alimentation) tradeshow held in Paris, France in October 2016, ADM presented vegan protein power drinks and dessert toppings made with CLARISOY™, responding to the growing demand for natural products with natural flavors as part of a well-balanced and health-conscious diet.

For the fourth year in a row, ADM featured CLARISOY™ at the 2016 Institute of Food Technologists (“IFT”) Food Expo in Chicago, IL since the initial launch in 2013. This year ADM demonstrated three products containing CLARISOY™ and only ADM ingredients: Vegan Choco-Nut Protein Smoothie – a smoothie containing 17g of soy protein and 5g of fiber; Non-Dairy Triple Berry Greek-Style Yogurt Alternative – a Greek-style yogurt containing 12g of protein where CLARISOY™ was the sole protein source, and 5g of fiber; Spiced Apple Drinkable Yogurt with Immunel™ - a drinkable yogurt containing 4g of soy protein where CLARISOY™ was again the sole protein source, and 5g of fiber. ADM demonstrated its ability to formulate these products without the use of any dairy ingredient.

At the 2015 IFT, ADM featured CLARISOY™ in three products containing variations of CLARISOY™: Caramel Coconut Cold Brew Coffee – a dairy-free ice-blended coffee containing 5g of soy protein and 5g of fiber; Iced Cinnamon Roll Protein Smoothie – a smoothie drink containing 17g of protein, where CLARISOY™ was the primary protein source, and 5g of fiber; and a Vegan Rich Vanilla Soft Serve – a lactose-free “ice-cream” containing 4g of protein where CLARISOY™ was the sole protein source. These products showcased CLARISOY™ as a dairy protein alternative that is a plant-based protein with a clean flavor profile.

Since the launch of CLARISOY™ 100, ADM has launched several CLARISOY™ variants. The following table summarizes the CLARISOY™ product lines marketed by ADM:

Product Line	Product Characteristics	Transparent	Applications
CLARISOY™ 100	High viscosity	Yes	Low pH beverage systems
CLARISOY™ 110	Low viscosity	Yes	Low pH shots High protein meal replacement beverages Collagen replacement

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

Product Line	Product Characteristics	Transparent	Applications
CLARISOY™ 120	Agglomerated High viscosity	Yes	Powdered Low Protein Low pH beverages
CLARISOY™ 150	High viscosity	No	Low pH beverage systems Coffee creamers
CLARISOY™ 170	High viscosity	No	Neutral pH for dairy protein replacement
CLARISOY™ 180	Low viscosity	No	Neutral pH for high protein replacement beverages

During the first and second quarters, the WTC carried out certain work both at the lab and the production process to improve the final products.

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY™. During the three and six months ended September 30, 2016, Burcon recorded royalty revenues of $17,743 and $48,849, respectively, (2015 - $23,963 and $49,652) comprised primarily of initial license fee payments recognized as royalty revenue. While Burcon expects ADM’s full-scale commercial CLARISOY™ production facility to be commissioned this year, the amount of sales and royalties cannot be ascertained at this time.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Other

Limited research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

•	Applications to protect additional novel protein extraction and purification technologies;
•	Applications to protect the uses of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and
•	Applications to protect the “signature characteristics” of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

During the three ended September 30, 2016, Burcon was granted one U.S. patent. Burcon continued the maintenance and prosecution of its patent applications during the six months ended September 30, 2016.

Burcon currently holds 62 U.S. issued patents over its canola, soy and flax protein processing technologies and canola protein isolate applications, as well as patents covering composition of matter. In addition, Burcon has a further 49 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 201 issued patents covering inventions that include the 62 granted U.S. patents. Currently, Burcon has over 345 additional patent applications that are being reviewed by the respective patent offices in various countries.

RESULTS OF OPERATIONS

As at September 30, 2016, Burcon has not yet generated any significant revenues from its technology. For the three and six months ended September 30, 2016, the Company recorded a loss of $1,446,997 and $3,025,777, respectively, ($0.04 and $0.08 per share), as compared to $1,540,569 and $3,292,281 ($0.04 and $0.09 per share) in the same periods last year. Included in the loss amounts for the six months ended September 30, 2016 is $294,647 (2015 - $326,581) of stock-based compensation (non-cash) expense, interest expense of $97,461 (2015 - $nil), change in fair value of derivative liability of $36,265 (2015 - $nil), amortization of deferred development costs of $222,343 (2015 - $266,812), amortization of property and equipment of $70,821 (2015 - $59,152), financing expense of $7,366 (2015 - $286,935), unrealized foreign exchange gain of $10,525 (2015 - $104,947), amortization of deferred revenue of $39,097 (2015 - $46,916), and gain on disposal of property and equipment of $17,891 (2015 – loss of $618).

The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
(unaudited, in thousands of dollars)

Three months ended Sep. 30,			Six months ended Sep. 30,
	2016	2015	2016	2015
Salaries and benefits	340	346	693	727
Amortization of deferred development costs	89	133	222	267
Laboratory operation	53	53	135	184
Amortization of property and equipment	37	29	69	58
Rent	23	23	46	45
Analyses and testing	12	13	25	39
Travel and meals	6	4	10	8
	560	601	1,200	1,328

A significant portion of R&D expenses is comprised of salaries and benefits. Included in salaries and benefits for the three and six months ended September 30, 2016 is stock-based compensation expense of about $75,000 and $145,000, respectively (2015 - $85,000 and $165,000). There was a decrease of about $14,000 in the cash portion of salaries and benefits for the six months ended September 30, 2016 as compared to the same period last year, due mainly to an employee terminated at the end of the last fiscal year.

For the six months ended September 30, 2016, laboratory operation expenses decreased by about $49,000 as compared to the same period last year. The decrease is mainly attributed to major equipment repairs undertaken during the first quarter of last year and to higher equipment rental costs incurred last year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

Three months ended Sep. 30,			Six months ended Sep. 30,
	2016	2015	2016	2015
Salaries and benefits	304	296	640	633
Professional fees	77	31	118	62
Office supplies and services	46	50	90	91
Investor relations	44	47	78	78
Travel and meals	32	24	39	46
Other	21	18	40	36
Transfer agent and filing fees	7	6	35	41
Amortization of property and equipment	1	1	1	1
Financing expense	-	215	7	292
Management fees	-	6	1	14
	532	694	1,049	1,294

Salaries and benefits

Included in salaries and benefits for the three and six months ended September 30, 2016 is stock-based compensation expense of approximately $77,000 and $150,000, respectively (2015 –$84,000 and $162,000).

For the six months ended September 30, 2016, the cash portion of salaries and benefits increased by about $19,000 as compared to the same period last year due mainly to the hiring of an administrative employee.

Professional fees

For the three and six months ended September 30, 2016, professional fees increased by about $46,000 and $56,000 over the same periods last year due mostly to financial advisory services and audit-related fees.

Financing expense

As noted above, Burcon recorded $7,366 of financing expense during the first quarter for the transaction costs related to the derivative liability component of the convertible note.

As the Guarantors of the Rights Offering completed on April 30, 2015 were not required to fulfill their obligations under the Standby Commitment, the change in the fair value of the derivative asset of $70,152 was recorded as financing expense in the first quarter of fiscal 2016. In addition, $7,118 was recorded in the first quarter of fiscal 2016 as an adjustment to the exercise price and the number of warrants issued to the guarantors of the 2014 Rights Offering pursuant to the terms of the warrant certificates, as a result of the Rights Offering completed in 2015. The Standby Warrants issuable to the Guarantors of the Rights Offering completed on April 30, 2015 were approved at the annual general meeting held in September 2015. Burcon estimated the fair value of the warrants to be $279,817 and recorded the amount by which the fair value of the warrants exceeded the value of the derivative liability as financing expense in the second quarter of fiscal 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

Intellectual property expenses
(unaudited, in thousands of dollars)

	Three months ended Sep. 30,		Six months ended Sep. 30,
	2016	2015	2016	2015
Patent fees and expenses	293	415	737	850
Trademark	-	-	1	3
	293	415	738	853

Patent legal fees and expenses comprise the majority of regulatory and intellectual property costs. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Patent expenditures for the three months ended September 30, 2016 were lower by $122,000 over the same quarter last year. The decrease was due mostly to three patent applications that were granted in Europe in the second quarter of last year, incurring registration fees of $33,000. In addition, a patent application entered national phase in each the first and second quarter of last year, as compared to none this year, which contributed to an increase of $66,000 of related costs.

From inception, Burcon has expended approximately $14.7 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at September 30, 2016, the Company had not earned significant revenues from its technology, had an accumulated deficit of $80.6 million (March 31, 2016 - $77.6 million). During the six months ended September 30, 2016, the Company incurred a loss of $3.0 million (2015 - $3.3 million) and has negative cash flow from operations of $2.6 million (2015 - $2.7 million). The Company has relied on equity financings, private placements, rights offerings, other equity transactions and issuance of convertible debt to provide the financing necessary to undertake its research and development activities. At September 30, 2016, the Company had cash and cash equivalents of $1.7 million. In May 2016, the Company completed a convertible note financing for $2.0 million, with net proceeds of $1.9 million. As noted above, the Company also expects to receive net proceeds from the 2016 Rights Offering of $5.0 million. Management estimates these funds are sufficient to fund its operations to January 2018. The estimated date excludes proceeds from outstanding convertible securities and royalty revenues that may be derived from a CLARISOY™ full-scale commercial facility. Burcon will require additional capital to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

During the six months ended September 30, 2016, Burcon recorded royalty revenues of approximately $49,000, mostly from the recognition of previously deferred initial license fees received. Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. As noted above, ADM confirmed that it has successfully commissioned the first large-scale CLARISOY™ production facility. However, the amount of royalty revenues that may be derived from the full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the six months ended September 30, 2016, was approximately $2,568,000, as compared to $2,695,000 in the same period last year. The decrease of $127,000 is mainly attributed to decreases in intellectual property expenses of $115,000, lab operation expenses of $49,000, lab testing of $14,000, management fees, travel and meals of $20,000, and a net increase in interest and other income, royalty income and realized foreign exchange gain of $4,000. These were offset by increases in professional fees of $56,000, and G&A and R&D salaries of $6,000. The balance of the movement is attributed to an increase in changes in non-cash working capital of $13,000.

At September 30, 2016, Burcon’s working capital was approximately $1.6 million (March 31, 2016 - $2.1 million). As at September 30, 2016, Burcon was not committed to significant capital expenditures. Subsequent to the quarter-end, Burcon committed to about $43,000 of capital expenditures. Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and $1.1 million in patent legal fees and disbursements for the balance of fiscal 2017.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, as well as the derivative asset and liability related to the Standby Commitment agreement and the Note and the derivative asset and liability related to the Note.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three and six months ended September 30, 2016, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.52% and 0.56% per annum, respectively (2015 –0.99% and 1.02% per annum). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at September 30, 2016 is estimated to be a $17,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at September 30, 2016 was $2,485,113, of which $422,092 is due within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position section above and in the consolidated financial statements that cast substantial doubt over the Company’s ability to continue as a going concern.

Fair value

The fair value of the Company’s short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the conversion option and prepayment option, included in derivative liability, is a level 3 fair value. The methods and assumptions used to determine the fair value are described in the convertible note section above.

The fair value of the Note approximate the carrying value as at September, 2016 given the risk-free rate and the credit spread of the Company have not changed substantially since the issue date of the Note.

The carrying values and fair values of financial instruments, by class, are as follows as at September 30, 2016 and March 31, 2016:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

(unaudited; in thousands of dollars)
As at September 30, 2016

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	1,712	-	1,712
Amounts receivable	-	132	-	132
Total	-	1,844	-	1,844

Financial liabilities
Accounts payable and accrued liabilities	-	-	422	422
Convertible note	-	-	1,775	1,775
Accrued interest	-	-	63	63
Derivative liability	226	-	-	226
Total	226	-	2,260	2,486

As at March 31, 2016

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	2,480	-	2,480
Amounts receivable	-	152	-	152
Total	-	2,632	-	2,632

Financial liabilities
Accounts payable and accrued liabilities	-	-	702	702
Total	-	-	702	702

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at September 30, 2016 and March 31, 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

(unaudited)

	September 30, 2016	March 31, 2016
U.S. Dollars (in thousands)
Cash and cash equivalents	$810	$1,378
Amounts receivable	2	7
Accounts payable and accrued liabilities	(21)	(14)
Net exposure	$790	$1,371

Canadian dollar equivalent (in thousands)	$1,037	$1,780

Based on the above net exposure at September 30, 2016, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $103,000 (March 31, 2016 - $178,000) in the Company’s loss from operations.

OUTSTANDING SHARE DATA

As at September 30, 2016 and the date of this MD&A, Burcon had 35,832,750 common shares outstanding, 2,975,579 stock options that are convertible to an equal number of shares at a weighted average exercise price of $5.08 per share and 388,011 share purchase warrants that are convertible to an equal number of common shares at an exercise price of $2.26 per share. Burcon also has issued a convertible note that may be converted into 498,753 common shares at an exercise price of $4.01 per common share.

QUARTERLY FINANCIAL DATA

(Derived from unaudited interim financial statements. All figures in thousands of dollars, except per-share amounts)

	Three months ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Royalty, foreign exchange, interest and other income	66	57	35	104
Loss for the period	(1,447)	(1,579)	(1,610)	(1,667)
Basic and diluted loss per share	(0.04)	(0.04)	(0.04)	(0.05)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

	Three months ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
Royalty, foreign exchange, interest and other income	169	14	274	46
Loss for the period	(1,540)	(1,752)	(1,538)	(1,829)
Basic and diluted loss per share	(0.04)	(0.05)	(0.05)	(0.05)

Included in the first and second quarter loss of this year is about a gain of $28,000 and a loss of $64,000, respectively, for the change in fair value of the derivative liability. Also included in the first and second quarter loss of this year is about $143,000 and $152,000, respectively, of stock-based compensation expense. Similarly, included in the first, second, third and fourth quarters of fiscal 2016 are $158,000, $169,000, $389,000 and $198,000 of stock-based compensation expense, respectively. Included in the loss in the third and fourth quarters of fiscal 2015 are about $374,000 and $148,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarters of fiscal 2016 and 2015 relate to the recognition of options granted in those quarters that had vested immediately.

Included in the first quarter of this year, the first and fourth quarters of fiscal 2016 are foreign exchange loss of $11,000, $28,000 and $115,000, respectively. Included in the second quarter of this year and the second and third quarter of fiscal 2016 are foreign exchange gains of $26,000, $133,000 and $72,000, respectively. Included in the fourth quarter of fiscal 2015 is foreign exchange gain of $119,000. Included in the second quarter of fiscal 2015 and the first and second quarters of fiscal 2016 are non-cash financing expense of $358,000, $77,000 and $210,000, respectively. Included in the second quarter of this year is $89,000 and in the loss of each of the other quarters in the table above is $133,000 of amortization of deferred development costs.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenditures reached a historical high of $605,000 in the fourth quarter of fiscal 2015, due mainly to patent applications that incurred significant European registration fees. They were also particularly high during the third quarter of fiscal 2015 of $514,000, due mostly to patent applications that entered national phase during that quarter.

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is controlled by ITC Corp. for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three and six months ended September 30, 2016 is $20,027 and $40,009, respectively, (2015 - $18,550 and $37,100) for office space rental, and equipment rental. As at September 30, 2016, $45 (March 31, 2016 - $nil) of this amount is included in accounts payable and accrued liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

For the three and six months ended September 30, 2016, included in general and administrative expenses (management fees) is $351 and $744, respectively, (2015 - $6,056 and $15,618) for administrative services provided. At September 30, 2016, $96 (March 31, 2016 - $130) of this amount is included in accounts payable and accrued liabilities. For the three and six months ended September 30, 2016, included in interest and other income is $3,498 and $8,785, respectively, (2015 - $3,707 and $10,046) for legal and accounting services provided by the Company. At September 30, 2016, $1,400 (March 31, 2016 - $658) of this amount is included in amounts receivable. Included in share issue costs are fees of $nil (2015 - $1,410) for administrative services provided directly for financings.

Of the warrant adjustment of $7,118 (note 6(a)) recorded as financing expense in the first quarter of fiscal 2016, $3,640 related to the warrants issued to ITC Corp. During the second quarter of fiscal 2016, the Company issued warrants to ITC Corp. related to the Rights Offering (note 6(a)) and estimated fair value to be $143,999. Of this amount, $107,223, representing the amount by which the fair value of the Standby Warrants exceeded the value of the derivative liability, was recorded as financing expense.

On May 12, 2016, the Company issued a convertible note to a wholly-owned subsidiary of ITC Corp.

As consideration for the 2016 Standby Commitment entered into by ITC Corp. and Mr. Yap (the “2016 Guarantors”) subsequent to the quarter-end for the 2016 Rights Offering, the 2016 Guarantors are entitled to receive share purchase warrants (“2016 Standby Warrants”) to acquire up to 497,677 common shares at an exercise price of $2.58 per common share that are exercisable up to two years from the completion date of the 2016 Rights Offering. In accordance with the policies of the TSX, the issuance of the 2016 Standby Warrants to the 2016 Guarantors is subject to shareholder approval at Burcon’s annual general meeting, expected to be held in September 2017.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation as well as the derivative asset and liability related to the Standby Commitment and the derivative asset and liability related to the Note (see notes 5, 6 and 12 to the condensed consolidated interim financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of deferred development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRS Interpretations Committee.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease. The required adoption date is January 1, 2019, with early adoption permitted.

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 - Financial Instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company is currently assessing the impact of IFRS 9, 15 and IFRS 16 and the expected date of adoption. The Company does not expect any material impact from the adoption of the other standards.

EMERGING GROWTH COMPANY STATUS

As a U.S. listed public company with less than US$1 billion in gross revenue, we continue to qualify as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

As the shares issued in the rights offering completed on April 2, 2014 were registered in the United States, Burcon will no longer qualify as an EGC after March 31, 2020. For the year ending March 31, 2021, the Company will require a public company’s registered public accounting firm to provide an attestation report relating to management’s assessment of internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure controls and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three and six months ended September 30, 2016 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. A detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2016 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its products, with the primary focus on its pea protein.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2016 and 2015

Pea

Burcon’s goal is to identify additional multi-national food ingredient providers in an attempt to secure a royalty or a joint operations agreement for Peazazz®. Burcon will continue to supply sufficient product development quantities of samples produced from the Peazazz® semi-works facility to these potential strategic partners to conduct full-scale, real-world testing. Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patent applications.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein products.

Canola

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon will continue to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® as a full or partial replacement to dairy protein in certain high-value animal feed applications. For Supertein® and Puratein® canola protein isolates, Burcon’s goal is to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.